

16014872

Washington, D.C. 20549

SEC Mail Processing Section
MAR 14 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-41640~~ 8-35724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT ARCHITECTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 PETALUMA BLVD N.
(No. and Street)

PETALUMA	CA	94952
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON, CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, SUITE W 508	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HADDOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT ARCHITECTS INC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


MAUREEN E. McGUIGAN
COMM. #2104951
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
My Comm. Expires March 28, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Investment Architects, Inc

We have audited the accompanying statement of financial condition of Investment Architects, Inc. as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Investment Architects, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Investment Architects, Inc.'s financial statements. The supplemental information is the responsibility of Investment Architects, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 10, 2016

INVESTMENT ARCHITECTS, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash in bank	$ 222,155
Deposits with clearing broker	25,015
Total cash	247,170
Investments	49,354
Commissions receivable	43,232
Rent Deposit	575
Property and Equipment, net of $3,147	4,925
Prepaid expenses	26,114
Total assets	$ 371,370

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 41,779
Commissions payable	39,991
Accrued pension plan	122,485
Total liabilities	204,255

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock, no par value, 1,000 shares authorized 540 issued and outstanding	7,500
Retained earnings	159,615
Total shareholders' equity	167,115
Total liabilities and shareholders' equity	$ 371,370

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Operations
For the Year Ended December 31, 2015

Revenue	
Fees and commissions earned	$ 2,187,213
Expense Reimbursement	14,179
Other Income	14,077
Change in unrealized gain on investment securities	7,290
Total revenues	2,222,759
Expenses	
Commissions	1,800,061
Compensation, payroll taxes and benefits	195,640
Communications	6,108
Depreciation	2,155
Financial technology services	43,789
Insurance	35,689
Licenses and permits	27,217
Office	8,519
Other	7,478
Professional fees	4,580
Rent	10,815
Retirement Plans	136,594
Utilities	3,836
Total expenses	2,282,481
Net loss before taxes	(59,722)
Income tax expense	800
Net loss	(60,522)

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Changes in Shareholders' Equity
December 31, 2015

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 220,136	$ 227,636
Net income	-	(60,522)	(60,522)
Balance, end of year	$ 7,500	$ 159,614	$ 167,114

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	(60,522)
Depreciation	2,155
Adjustments to reconcile net income to cash used by operating activities	
Changes in operating assets and liabilities:	
Decrease in commissions receivable	149,880
Decrease in prepaid expenses	2,934
Increase in accounts payable & accrued expenses	102,933
Decrease in commissions payable	(131,470)
Net cash provided by operating activities	65,910
Cash flows from investing activities:	
Purchase of investments	(6,190)
Net cash used in investing activities	(6,190)
Net increase in cash	59,720
Cash at beginning of year	162,435
Cash at end of year	222,155

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. Description of Operation

Description of Business

Investment Architects, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). The Company is an independently owned, full service broker dealer, whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and accordingly operates under the exemptive provisions of Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank account and one cash account held by its clearing broker.

Investments

Investments are carried at fair value. Fair values for securities which are freely tradable on a securities exchange or other active markets are determined by the last sales price on the last business day of the period.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to level 1 measurements. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgement.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 yrs) of related assets.

Machines and equipment	8,072
Less: Accumulated depreciation	(3,147)
Net property and equipment	$ 4,925

Depreciation for the year ended December 31, 2015 was $2,155.

2. Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation processes, based on the technical merits of the position.

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due and deferred tax related to unrealized gains on investments. The deferred tax liability represents the future tax return consequences of those differences.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholder's equity. Based on its analysis, the Company's management has determined that it is has not incurred any tax liability or tax assets as of December 31, 2015.

Currently, the tax years ended December 31, 2012 – 2015 are open and subject to examination by the Internal Revenue Service and the State of California. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Subsequent Events

Management has evaluated subsequent events through March 10, 2016, the date the financial statements were available to be issued and has determined that there are no subsequent events which occurred that require recognition or additional discloser in these financial statements.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk

The Company has a brokerage agreement with Wedbush Morgan Securities under which Wedbush Morgan Securities acts as a clearing broker for the Company. The Company introduces all of its customers' securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk-(continued)

The clearing broker carries separate cash and securities accounts for the Company. These accounts serve as collateral for any amounts due to the clearing broker, as well as collateral for securities sold short or securities purchased on margin.

4. Occupancy

The Company has leased its facilities on a month-to-month basis payable at a rate of $1,460 per month. During 2015 the rent expense incurred by the Company amounted to $17,520. In December, 2015, Resource Investment Architects, an affiliated company, reimbursed the Company $10,539 for its share of the rent expense. Therefore, the Company's rent expense for the year ended December 31, 2015 was $10,815, which included $3,170 for storage space.

5. Risk Concentrations

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits with brokers are not covered by FDIC insurance.

6. Related Party Transactions

The stockholders of the Company and a person related to one of the stockholders received commissions during 2015 amounting to $19,376. The Company participates in retirement plans together with Resource Investment Architects, Inc., as explained in Notes 8 and 9. Reimbursement for expenses total $25,179.

7. Defined Benefit Pension Plan

In 2014 the Company adopted a defined benefit pension plan ("the DB Plan") together with its affiliate Resource Investment Architects, Inc. The DB Plan covers all employees meeting eligibility service requirements. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as actuarially determined, calculated on a level percentage of payroll costs basis, but not greater than the maximum tax deductible limit. The DB Plan asset will be invested principally in equities and fixed income securities managed by outside fund managers. The Company's portion of the defined benefit plan contribution for 2015 amounted to $108,523 which was payable at December 31, 2015.

The following table details the funding status of the DB Plan, as calculated by consulting actuaries. The amounts for the DB Plan ended 2015 and 2014 are as follows for both the Company and its affiliate:

7. Defined Benefit Pension Plan-(continued)

Funding Status

	December 31, 2015	December 31, 2014
Projected benefit obligations	$ 239,364	$ 67,969
Fair value of plan assets	58,493	0
Overfunded (Underfunded)	$ (180,871)	$ (67,969)

The Company's Statement of Financial Condition has accrued $122,485 for all retirement plans. The pension expense is currently split 60% to the Company and 40% to its affiliate. The retirement plans consist of a Defined Benefit, 401K and Safe Harbor plans which contributions were $108,523, $7,906, and $6,056, respectively, during the year ended 2015.

In 2015 the Company allocated $79,500 of the total $201,985 retirement plan contributions to its affiliate, Resource Investment Architects. The $79,500 is composed of the defined benefit, 401k and Safe Harbor Plans which contributions were $72,348, $3,546 and $3,606, respectively.

Amounts recognized in the accrued pension plan on the Statement of Financial Condition are as follows:

	2015	2014
Current portion of pension liability	$ 108,523	$ 41,331
Resource Investment Architects - portion	$ 72,348	$ 26,638

The following information relates to the benefit obligations for disclosure in the financial statements for the year referred to in the first paragraph.

Change in benefit obligation	YEAR ENDING 2015	2014
1. Benefit obligation at beginning of the year	$ 67,969	0
2. Service cost	119,682	$ 67,969
3. Interest cost	3,398	0
4. Actuarial (gain) or loss during year	48,314	0
5. Benefit obligation at end of year	$ 239,364	$ 67,969

7. Defined Benefit Pension Plan-(continued)

Change in plan assets

1. Fair value of plan assets at beginning of the year	$ 0	$ 0
2. Actual return on plan assets	2,640	0
3. Employer contributions	(61,133)	0
4. Fair value of plan assets at end of the year	$ 180,871	$ 67,969

The Company's portion of the underfunded amount is $108,523 (60%) of the total actuarially determined $180,871. Furthermore, contributions to be made next year are estimated to be $100,000. Pension benefit payments expected to be paid from the Plan during the years 2021-2026 are $1,324,575.

The following were used to determine benefit obligations at measurements and date of December 31, 2015.

Funding Method:	Projected Unit Credit
Discount Rate:	5.00%
Expected long-term return on plan assets:	5.00%
Compensation increase:	3.00%
Asset Valuation Method:	Market Value of Assets
Plan Benefits:	6.2% of average monthly compensation per year of participation (limit 25 years)

8. Defined Contribution Retirement Plan

In 2014 the Company adopted a defined contribution retirement plan ("the 401(k) Plan") together with its affiliate Resource Investment Architects, Inc. Eligible employees can elect to have a portion of their salary withheld and contributed to the 401(k) Plan. The Company may make a contribution to the 401(k) Plan each year at the discretion of the Board of Directors. The Company's contribution to the 401(k) Plan for 2015 was $ 13,962 all of which was payable at December 31, 2015.

9. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as discussed in Note 2. The following table presents information about the Company's assets measured at fair value, as summarized below.

9. Fair Value Measurements-(continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Investment in Securities	$ 49,354	$ -	$ -	$ 49,354

10. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.66 to 1 at December 31, 2015. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2015, the Company had net capital as defined of $122,726, which exceeded the minimum requirement of $13,603 based on 6 2/3% of aggregate indebtedness. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

11. Contingency

The Company's former workers compensation insurer has presented assessments for additional premiums of approximately $32,000 for 2010 and 2011. Interest on this amount has accrued and the balance has increased to approximately $36,000 at December 31, 2015. The assessments are based on the issuer's contention that the Company's representative brokers, currently compensated by the Company as independent contractors, should be classified as employees for purposes of workers compensation insurance. Management believes that there is substantial support for treating the brokers as independent contractors, and has contested the insurer's assessment. Management expects that the matter will be resolved without material effect on the Company's financial position.

12. Income Taxes

The Company has not recognized a current tax expense since the Company posted a loss for the year ended December 31, 2015 of $67,856, as well as the change in unrealized gains on investments of $7,290 not being recognized for tax purposes.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital

Stockholder's Equity		$ 167,114
Non-Allowable Assets		
Rent deposit	$ 575	
Fixed assets	4,925	
Prepaid expenses	26,114	
Total Non-Allowable Assets		$ 31,614
Net Allowable Capital		$ 135,500
Haircuts	$ 7,403	
Undue concentration	5,371	
Net Capital		$ 122,726

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 13,603
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement	$ 5,000	
Excess Net Capital		$ 109,123

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 204,255
Percentage of Aggregate Indebtedness to Net Capital	166%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2015	$ 122,726
Net Capital per Audit	$ 122,726
Reconciled Difference	-


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Investment Architects, Inc.
Petaluma, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Investment Architects, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 10, 2016


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Investment Architects, Inc.
Petaluma, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Investment Architects, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Investment Architects, Inc.'s compliance with the applicable instructions of Form SIPC-7. Investment Architects, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 9, 2016


professional. personalized. service.



INVESTMENT CONSULTANTS

INVESTMENT ARCHITECTS, INC.

MEMBER, NASD/SIPC

34 PETALUMA BLVD. NORTH
PETALUMA, CA 94952-3002

TEL. (707) 763-7861
FAX (707) 763-8005

INVESTMENT ARCHITECTS, INC.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Investment Architects, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exemption.

Signature: ______________________

David Haddock, President

"investment by design"

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Sonoma }

On 03/10/2016 before me, Maureen E. McGuigan Notary Public
(Here insert name and title of the officer)

personally appeared David Haddock,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Maureen E. McGuigan

Notary Public Signature (Notary Public Seal)


MAUREEN E. McGUIGAN
COMM. #2104951
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
My Comm. Expires March 28, 2019

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Exemption Report
(Title or description of attached document)

(Title or description of attached document continued)

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- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
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- Securely attach this document to the signed document with a staple.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1188.38

B. Less payment made with SIPC-6 filed (exclude interest) (737.98)

9/23/15
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 450.40

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 450.40

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/15 and ending 12/31/15

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,222,759
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,740,119
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	7290
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	1,747,409
2d. SIPC Net Operating Revenues	$ 475,350
2e. General Assessment @ .0025	$ 1,188.375 (to page 1, line 2.A.)

Handwritten margin annotation: 1,169,243 ... 571,977

INVESTMENT ARCHITECTS INC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2015